LPBP Inc.

Financial Statements

July 31, 2005

(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended July 31, 2005 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 21st of September 2005.

John Anderson
President and CEO

Statements of Financial Position

[Unaudited]

As at July 31 with comparative at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004
Assets
Current
Cash	$461	$179
Prepaid expenses	97	-
Current portion of future tax assets	18,375	14,000
	18,933	14,179

Investment in Hemosol LP [note 1]	5,322	5,322
Investment in MDS Laboratory Services LP [note 1]	60,999	55,891
Future tax assets	81,158	98,639
Total assets	$166,412	$174,031

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$153	$120
Income taxes payable	382	232
Note payable	-	306
Current portion of unrealized tax loss benefit	16,403	12,498
Due to MDS Laboratory Services LP	-	16,434
	16,938	29,590

Unrealized tax loss benefit	72,449	88,053
	89,387	117,643
Shareholders' equity
Common Shares - Class A	2,319	2,319
Common Shares - Class B	34,677	34,677
Retained Earnings	40,029	19,392
	77,025	56,388
Total liabilities and shareholders' equity	$166,412	$174,031
See accompanying notes

On behalf of the Board of Directors:

/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK	MITCHELL J. KOSTUCH
Chairman of the Board and Director	Director

Statements of Income

[Unaudited]

	Three months to July 31		Nine months to July 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004	2005	2004
Equity in earnings of investee [note 3]	$11,009	$10,720	$37,109	$36,935
General and administration	(169)	(110)	(651)	(110)

Income before income taxes and interest expense	10,840	10,610	36,458	36,825
Interest expense	-	(216)	(264)	(216)

Income before income taxes	10,840	10,394	36,194	36,609
Income taxes	(442)	(404)	(1,467)	(9,929)
Net income	$10,398	$9,990	$34,727	$26,680
Earnings per share basic and diluted [note 4]

Statements of Retained Earnings

[Unaudited]

		Three months to July 31		Nine months to July 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)		2005	2004	2005	2004
Retained earnings, beginning of period		$38,321	$-	$19,392	$-

Net Income		10,398	9,990	34,727	26,680
Earnings distributions	- Prior to May 1, 2004				(16,690)
	- Subsequent to May 1, 2004	(8,690)	-	(14,090)
Retained earnings, end of period		$40,029	$9,990	$40,029	$9,990

Statements of Cash Flows

[Unaudited]

	Three months to July 31		Nine months to July 31
[Thousands of Canadian dollars]	2005	2004	2005	2004
Operating activities
Net income	$10,398	$9,990	$34,727	$26,680
Items not affecting current cash flow:
Tax loss benefit realized	(3,508)	(3,361)	(11,699)	(3,361)
Future income tax expense	3,931	3,765	13,107	3,765
Notional tax provision [note 1]	-	-	-	9,525
Interest accrued on loans from affiliated parties	-	216	264	216
Equity earnings	(11,009)	(10,720)	(37,109)	(36,935)
Distribution received from Labs LP [note 3]	6,000	-	32,000	-
	5,812	(110)	31,290	(110)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	(97)	-	(97)	-
Current liabilities	106	60	183	60
	5,821	(50)	31,376	(50)

Financing and investing activities
Increase in note payable	-	300	50	300
Increase in loan from Labs LP	-	16,000	-	16,000
Acquisition of tax losses	-	(16,000)	-	(16,000)
Repayment of note payable	-	-	(364)	-
Repayment of loan from Labs LP	-	-	(16,690)	-
Payment of cash dividends	(8,690)	-	(14,090)	-

Increase (decrease) in cash position during the period	(2,869)	250	282	250

Cash position, beginning of period	3,330	-	179	-
Cash position, end of period	$461	$250	$461	$250

Notes to Financial Statements

[Unaudited]

[All tabular amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation
Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP was restricted from making distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the arrangement, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $100 million.

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004. Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings.

The tax carryovers were recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million was recorded in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit are being amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. Summary of Significant Accounting Policies
These financial statements of LPBP have been prepared on a basis consistent with the Company's audited financial statements for the year ended October 31, 2004. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

3. Equity Earnings
The equity earnings reported by LPBP for the three month and nine month periods ended July 31, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP during the respective periods and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

During the first nine months of the year, Labs LP has made distributions to the Company aggregating $32 million. The Company used the funds from these distributions, in part, to repay the $16 million it owed to Labs LP plus accrued interest and to repay the note payable of $350,000 plus accrued interest owed to MDS. The balance of the funds from the distributions was used to fund the payment of dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year.

The Company expects to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes. Shortly after the fiscal year end, the Company intends to declare and pay a dividend on the Class A common shares on the basis described above.

Since November 1, 2004, the Company has paid dividends totaling $19,990,000 on Class B shares, including $5,900,000 paid subsequent to July 31, 2005. The amount of future dividends is dependent on the income of Labs LP and cannot be estimated at this time.

4. Earnings per Share
The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 is assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the three month and nine month periods ended July 31, 2005 and 2004 is less than one half of one cent.

5. Subsequent Events
Following the policy described in note 3, subsequent to July 31, 2005, the Company has received distributions of $6,000,000 and have paid out dividends to the Class B Non-Voting shares of $5,900,000.